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                                   [FMC LOGO]

                           FRASER MILNER CASGRAIN LLP

                                           Robert R. Roth
                                           Direct Line: (780) 423-7228
                                           Robert.roth@finc-law.com
May 30, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office - Prince Edward Island
Department of Government Services Consumer & Commercial Affairs Branch
- Newfoundland

SUBJECT:    STANTEC INC. - FILING OF REVISED ANNUAL INFORMATION FORM OUR
            FILE: 172141-22

On March 31, 2005, we filed the renewal annual information form ("AIF") for Stantec Inc. ("Stantec") under SEDAR project number 00759149 for purposes of both National Instrument 51-102 and National Instrument 44-101. Upon further review of the filed document, it has been determined that the Audit Committee terms of reference attached as Appendix II to the AIF did not represent the most recent version of the terms of reference. Accordingly, we are filing herewith a revised AIF for Stantec which amends Appendix II to reflect the correct terms of reference. We have also taken this opportunity to make minor corrections to the biographical information presented in the AIF for two of Stantec's directors, Bill Grace and Jack Finn. For reference purposes, we have also filed a blacklined version of the revised AIF highlighting all of the changes that have been made.

If you have any questions or concerns regarding the above, please do not hesitate to contact me.

Yours truly,

FRASER MILNER CASGRAIN LLP

[original signed by Robert Roth]

RobertR.Roth

2900 Manulife Place 10180-101 Street Edmonton AB Canada T5J 3V5 Telephone (780)
                  423-7100 Fax (780) 423-7276 www.fmc-law.com

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